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Exhibit 99.1

FALCONBRIDGE FALCONBRIDGE LIMITED Suite 200 – 181 Bay Street Toronto, Ontario M5J 2T3 Telephone: 416-982-7111 Fax: 416-982-7423 www.falconbridge.com

FOR IMMEDIATE RELEASE

Falconbridge Limited: Press Release

        Toronto, June 1, 2005 — Falconbridge Limited (TSX:FL) has acquired beneficial ownership and control of 4,405,085 common shares of First Nickel Inc. 2,182,863 common shares were issued to Falconbridge by First Nickel from treasury as partial consideration for the sale of Falconbridge's Lockerby Mine in Sudbury, Ontario to First Nickel. In connection with the Lockerby Mine sale, Falconbridge also received $1.5 million in cash and $5.9 million in liabilities related to the mine were assumed by First Nickel. Following the closing of the Lockerby Mine sale, First Nickel issued 2,222,222 common shares to Falconbridge on a private placement basis. Falconbridge currently owns, directs and has control over 11,614,798 common shares of First Nickel which represents 21.90% of First Nickel's issued and outstanding common shares. Falconbridge has no present intention to increase its beneficial ownership or control or direction over First Nickel common shares. Falconbridge may in the future take such actions in respect of its holdings as it deems appropriate in light of the circumstances then existing, including the purchase of additional common shares or other securities of First Nickel through open market purchases or privately negotiated transactions to one or more purchasers.

        Falconbridge Limited is a leading low-cost producer of nickel, copper, cobalt and platinum group metals. It is also one of the world's largest recyclers and processors of metal-bearing materials. Falconbridge's common shares are listed on the Toronto Stock Exchange under the symbol FL. The company's website can be found at www.falconbridge.com.

        For inquiries or a copy of the related early warning report required under Canadian provincial securities legislation, please contact:

Contact:

Ian Hamilton
Director, Communications and Public Affairs
(416) 982-7161
ian.hamilton@toronto.norfalc.com
207 Queen's Quay West, Suite 800, Toronto, Ontario, M5A 1A7

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Exhibit 99.1